SUB-ITEM 77D GSF and GKF changed the percentage of their assets in common and related stock securities, such as preferred stock, convertible securities and depositary receipts from 65% of total assets to 80% of net assets, as described in the supplement dated May 1, 2002 as revised May 2, 2002 to the current prospectus, as filed with the Securities and Exchange Commission via EDGAR on May 6, 2002. Such description is hereby incorporated by reference.